Exhibit 99.1

News Release

September 13, 2017

Turquoise Hill announces resignation of director Craig Stegman

Turquoise Hill Resources today announced that the Company’s Board of Directors has accepted the resignation of director Craig Stegman effective immediately. Dr. Stegman is resigning from the Turquoise Hill board as a result of relocating to Australia and increased professional responsibilities at Rio Tinto.

Peter Gillin, Chairman of Turquoise Hill, said, “The board would like to thank Craig for valuable contributions during his almost three-year tenure. We wish him all the best.”

A new non-independent director will be announced in due course.

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com